Filed Pursuant to Rule 424(b)(5)
Registration No. 333-151932

Prospectus Supplement to Prospectus dated June 25, 2008
Barclays PLC
Result of Placing and Open Offer
On June 25, 2008, the Board of Directors of Barclays PLC (“Barclays”) announced details of its firm placing and placing and open offer to raise approximately £4.5 billion through the issue of 1,576 million new ordinary shares.
The firm placing of 168,918,918 new ordinary shares was completed on July 4, 2008, and the open offer for new ordinary shares closed on July 17, 2008 in accordance with its terms.
Barclays announces that valid subscriptions under the open offer have been received from qualifying holders of ordinary shares and American Depositary Shares (“ADS”) in respect of 267,115,898 new ordinary shares in aggregate, including new ordinary shares represented by ADSs. This represents 19.0% of the new ordinary shares offered pursuant to the open offer.
Accordingly, the remaining 1,140,310,966 new ordinary shares have been allocated to Qatar Investment Authority, Challenger, China Development Bank, Temasek and certain leading institutional shareholders and other investors with whom they had been conditionally placed.
Expressions used in this prospectus supplement shall have the same meanings as defined in the prospectus relating to the new ordinary shares, which is contained in the registration statement on Form F-3 filed by Barclays with the U.S. Securities and Exchange Commission (“SEC”) on June 25, 2008.
See “Risk Factors” beginning on page 16 of the prospectus dated June 25, 2008.
Neither the SEC nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated July 21, 2008